July 31, 2019

Ryan M. Zink
Chief Financial Officer
Good Times Restaurants Inc.
141 Union Blvd, Suite 400
Lakewood, CA 80228

       Re: Good Times Restaurants Inc.
           Form 10-K for the Fiscal Year Ended September 25, 2018
           File No. 000-18590

Dear Mr. Zink:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure